September 24, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attn:	Michael Purcell

Re:	GB Sciences, Inc.
Registration Statement on Form S-1
File No. 333-259606

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GB Sciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, September 30, 2021, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Gary R. Henrie at (307) 200-9415.

Very truly yours,

GB SCIENCES, INC.

By:	/s/ Zach Swarts
Zach Swarts
Chief Financial Officer

cc:	Gary R. Henrie, Esq.